EXHIBIT 5

OPINION OF KEATING, MUETHING & KLEKAMP, P.L.L.

May 17, 2002

MARK A. WEISS
DIRECT DIAL: (513) 579-6599
FACSIMILE: (513) 579-6956
E-Mail: MWEISS@KMKLAW.COM

Ladies and Gentlemen:

        This firm is general counsel to Lenox Bancorp, Inc. and, as such, we are familiar with Lenox’s Amended Articles of Incorporation, Amended and Restated Code of Regulations and corporate proceedings generally. We have reviewed the corporate records as to (i) the 2002 Stock Option and Incentive Plan pursuant to which a total of 150,000 shares of Common Stock may be issued to employees of Lenox and Lenox Savings Bank and (ii) the 2001 Directors’ Stock Option Plan pursuant to which a total of 100,000 shares of Common Stock may be issued to non-employee directors of Lenox and Lenox Savings Bank. Based solely upon such examination, we are of the opinion that:

        1.    Lenox is a duly organized and validly existing corporation under the laws of the State of Ohio; and

        2.    Lenox has taken all necessary and required corporate actions in connection with the proposed issuance of up to 250,000 shares of Common Stock pursuant to the Plans and, the Common Stock, when issued and delivered, will be validly issued, fully paid and non-assessable shares of Common Stock of Lenox free of any claim of pre-emptive rights.

        We hereby consent to be named in the Registration Statement and the Prospectus. In providing this consent, we do not admit that we are “experts” within the meaning of Section 11 of the Securities Act of 1933 or that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours, KEATING, MUETHING & KLEKAMP, P.L.L. By: /s/ Mark A. Weiss Mark A. Weiss